

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2019

Jerre Stead
Chief Executive Officer
Clarivate Analytics PLC
Friars House, 160 Blackfriars Road
London, SE1 8EZ, UK

      Re: Clarivate Analytics PLC
         Draft Registration Statement on Form F-1
         Submitted August 22, 2019
         CIK No. 0001764046

Dear Mr. Stead:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Information Technologies
                        and Services

cc: Shagufa R. Hossain